Exhibit 99.1

Volvo: Truck Deliveries January-February 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 20, 2007—Total deliveries of trucks from the Volvo Group's (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLAB) three truck companies decreased 13% through February this year, compared with the year-earlier period. Deliveries from Mack were down 47%, while deliveries from Renault Trucks were down 17%. Deliveries from Volvo Trucks increased 5% compared with the year-earlier period.

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The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: The Volvo Group
Media Relations:
Renault Trucks
Bernard Lancelot, +33 (0)4 72 96 58 89
or
Mack
Bob Martin, +1 (610) 709-2670
or
Volvo Trucks
Claes Claeson, +46 31-66 39 08
or
Investor Relations:
AB Volvo
Joakim Wahlstrom, +46 31 66 11 91
or
AB Volvo
Christer Johansson, +46 31 66 13 34